Exhibit 99.1

YM BIOSCIENCES ANNOUNCES PRESENTATIONS FOR TWO OF ITS ANTI-CANCER DRUGS AT AACR ANNUAL MEETING

MISSISSAUGA, Canada – April 11, 2008 – YM BioSciences Inc. (AMEX: YMI, TSX: YM, AIM: YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that posters describing research conducted on two of its anti-cancer drugs, nimotuzumab and tesmilifene, will be presented at the American Association for Cancer Research (AACR) Annual Meeting held from April 12-16, 2008 in San Diego, California.

The first poster, entitled “Pharmacokinetic study of the humanized anti-EGF receptor monoclonal antibody nimotuzumab in infant and adult patients” is scheduled to be presented on Sunday, April 13, 2008, 8:00 am to 12:00 pm. (Abstract #211, Poster Section: 8, Post Board Number: 6, Exhibit Hall B-F, Session: Phase 1 Clinical Trials and Clinical Pharmacology 1/Novel Trial Designs).

The research concluded that there is no interaction between nimotuzumab and gemcitabine. YM’s licensee in Europe is currently conducting a Phase II /III randomized trial in patients with advanced pancreatic cancer comparing gemcitabine alone to gemcitabine plus nimotuzumab.”

The second poster, entitled “Clustering of anthracycline-containing lysosomes in drug-resistant MCF-7 cells in response to tesmilifene” is scheduled to be presented on Monday April 14, 2008 from 1:00 pm to 5:00 pm. (Abstract #3223, Poster Section: 28, Post Board Number: 26, Exhibit Hall B-F, Session: Drug Resistance 3: Cell Death).

The research concluded that tesmilifene-induced clinical potentiation of drug cytotoxicity in doxorubicin-resistant (MCF-7(DOX-2)) cells was independent of P-glycoprotein status and associated with clustering of lysosomes around the nucleus. This is a hallmark feature of necrosis, suggesting that tesmilifene may induce necrotic death in drug-resistant tumour cells. Genomic studies have shown that two tesmilifene-dependent genes in MCF-7(DOX-2) cells were found to be related to lysosome function.

“This is an important finding suggesting that tesmilifene can target cells that are normally resistant to chemotherapy and may have clinical utility in treating patients with refractory/chemotherapy resistant tumors,” said David Allan, Chairman and CEO of YM BioSciences.  “YM previously announced termination of clinical development of tesmilifene, however, academic work focused on determining the mechanism of action of this unique molecule continues in order to support potential partnering opportunities.”

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide.  The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEFÔ, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEFÔ will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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